FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 13, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces First Quarter 2013 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at March 31, 2013

Item 1

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2013 RESULTS
------------------------

The results of the first quarter of 2013 reflect the continued impact of the heightened competition in the cellular market

Cellcom Israel presents an approximately 17% increase in free cash flow1 for the first quarter of 2013 compared with the first quarter last year
-----

First Quarter 2013 Highlights (compared to first quarter of 2012):

▪	Free cash flow increased by 16.7% to NIS 168 million ($46 million)

▪	Total Revenues decreased 20.6% to NIS 1,258 million ($345 million)

▪	Service revenues decreased 16.9% to NIS 985 million ($270 million)

▪	EBITDA1 decreased 33.9% to NIS 314 million ($86 million)

▪	EBITDA margin 25%, down from 30%

▪	Operating income decreased 49.5% to NIS 139 million ($38 million)

▪	Net income decreased 61.3% to NIS 67 million ($18 million)

▪	Cellular subscriber base totaled approx. 3.166 million subscribers (at the end of March 2013)

Netanya, Israel – May 13, 2013 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the first quarter of 2013. Revenues for the first quarter totaled NIS 1,258 million ($345 million); EBITDA for the first quarter of 2013 totaled NIS 314 million ($86 million), or 25% of total revenues; and net income for the first quarter of 2013 totaled NIS 67 million ($18 million). Basic earnings per share for the first quarter of 2013 totaled NIS 0.67 ($0.18).

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: “As we expected, the effects of the competition are also reflected in the results of the first quarter of 2013. The aggressive pricing competition during the past year has been fully reflected in the first quarter results. In this quarter we also saw a decline in revenues from cellular handsets, as a result of a decline in prices and a reduction in handset sales.

1 Please see "Use of Non-IFRS financial measures" section in this press release.

The Company continues to achieve impressive results in the area of operational excellence. In the first quarter of 2013 we also continued to streamline processes and extract the synergies from the merger with Netvision, and have reached savings at an annual rate of over 600 million NIS, compared to the end of 2011".

In regards to the competition, Nir Sztern noted: "In recent months, the pace of net portability of subscribers to the new operators decelerated significantly and churn of post-paid subscribers from Cellcom Israel decreased, despite the aggressive marketing campaigns in the market.

Cellcom Israel continues to be the cellular company with the best customer service, and the Ministry of Communications' report for 2012, published in April 2013, has nominated Cellcom Israel as the leader of customer service ranking in the cellular industry.

The Company also led the market in the innovations field with the “Cellcom Mobile Show” exhibition. In a short period of time, approximately 100,000 visitors experienced a taste of the most advanced technologies in the world, as they were presented in the cellular and electronic exhibitions in 2013, and personally experienced innovative devices and technologies in the fields of health, finance, photography, gaming and fitness.

Due to the high levels of customer service and the Company’s advanced network, we are strengthening our position as the largest cellular company in Israel".

Yaacov Heen, Chief Financial Officer, commented: "In the first quarter of 2013, we generated free cash flow of NIS 168 million, an approximately 17% increase compared with the first quarter of 2012. The increase in free cash flow in the first quarter of 2013 is primarily a result of the decrease in purchase of cellular handsets, due to a significant decrease in sales of such handsets, and the efficiency measures we implemented during the past year.

Due to the capital market's forecast for high inflation in the second quarter, we expect a material increase in financing expenses, which if realized, will cause a material decrease in net income. Furthermore, we expect continued erosion of revenues in the second quarter, although in a more moderate rate than experienced in previous quarters. On the other hand, we expect an improvement in free cash flow in the second quarter compared with the first quarter of this year, mainly due to a continued decrease in the purchase of cellular handsets.

As compared with the first quarter last year, we decreased the Company's gross debt by approximately NIS 700 million. Furthermore, the Company took measures to strengthen its balance sheet, as is reflected by an approximately NIS 300 million increase in the total equity, as compared with the first quarter of 2012.

The Company’s Board of Directors decided not to distribute a dividend for the first quarter of 2013, in order to further strengthen the Company's balance sheet at this time of market uncertainty. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Main Consolidated Financial Results:

	Q1/2013	Q1/2012	% Change	Q1/2013	Q1/2012
	million NIS			million US$ (convenience translation)
Total revenues	1,258	1,585	(20.6%)	344.8	434.5
Operating Income	139	275	(49.5%)	38.1	75.4
Net Income	67	173	(61.3%)	18.4	47.4
Free cash flow	168	144	16.7%	46.1	39.5
EBITDA	314	475	(33.9%)	86.1	130.2
EBITDA, as percent of total revenues	25.0%	30.0%	(16.7%)

Main Financial Data by Companies:

	Cellcom Israel without Netvision	Netvision	Consolidation adjustments (*)	Consolidated results
	Q1/2013
	million NIS
Total revenues	1,014	271	(27)	1,258
Service revenues	758	254	(27)	985
Equipment revenues	256	17	-	273
Operating Income	121	37	(19)	139
EBITDA	251	63	-	314
EBITDA, as percent of total revenues	24.8%	23.2%	-	25.0%
(*)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q1/2013	Q1/2012	Change (%)
Cellular subscribers at the end of period (in thousands)	3,166	3,362	(5.8%)
Churn Rate for cellular subscribers (in %)	9.4%	6.3%	49.2%
Monthly cellular ARPU (in NIS)	75.9	90.5	(16.1%)
Average Monthly cellular MOU (in minutes)	432	365	18.4%

Financial Review

Revenues for the first quarter of 2013 decreased 20.6% totaling NIS 1,258 million ($345 million), compared to NIS 1,585 million ($434 million) in the first quarter last year. The decrease in revenues is attributed mainly to a 16.9% decrease in service revenues, which totaled NIS 985 million ($270 million) in the first quarter 2013 as compared to NIS 1,186 million ($325 million) in the first quarter last year. The decrease in revenues also resulted from a 31.6% decrease in equipment revenues, which totaled NIS 273 million ($75 million) in the first quarter of 2013 as compared to NIS 399 million ($109 million) in the first quarter of 2012. Netvision's contribution to revenues for the first quarter of 2013 totaled NIS 244 million ($67 million) (excluding inter-company revenues) compared to NIS 258 million ($71 million) in the first quarter of 2012.

The decrease in first quarter 2013 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from landline services, internet services and extended warranty services, which was partially offset by an increase in revenues from hosting operators on the Company's communications network. Netvision's contribution to service revenues for the first quarter of 2013 totaled NIS 227 million ($62 million) (excluding inter-company revenues) compared to NIS 241 million ($66 million) in the first quarter of 2012.

The decrease in first quarter 2013 equipment revenues resulted from an approximately 29% decrease in the number of cellular handsets sold during the first quarter of 2013 compared with the first quarter of 2012, as well as a decrease in the average cellular handset sale price in the first quarter of 2013 as compared to the first quarter of 2012. Netvision's contribution to equipment revenues for the first quarter of 2013 totaled NIS 17 million ($5 million), similar to the first quarter of 2012.

Cost of revenues for the first quarter of 2013 totaled NIS 784 million ($215 million), compared to NIS 899 million ($246 million) in the first quarter of 2012, a 12.8% decrease. This decrease resulted from a decrease in costs associated with the sale of cellular handsets, primarily as a result of a decrease in the number of cellular handsets sold during the first quarter of 2013 as compared with the first quarter of 2012. The decrease in cost of revenues also resulted from a decrease in payroll expenses, due to the efficiency measures implemented by the Company, and from a decrease in royalty expenses to the Ministry of Communications, due to cancellation of these royalty payments from January 1, 2013. These decreases were partially offset by an increase in interconnect expenses due to increased airtime usage.

Gross profit for the first quarter of 2013 decreased 30.9% to NIS 474 million ($130 million), compared to NIS 686 million ($188 million) in the first quarter of 2012. Gross profit margin for the first quarter 2013 amounted to 37.7%, down from 43.3% in the first quarter of 2012.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2013 decreased 18.1% to NIS 334 million ($92 million), compared to NIS 408 million ($112 million) in the first quarter of 2012. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, sales commissions and other expenses. The decrease in SG&A expenses also resulted from a decrease in depreciation and amortization expenses.

Operating income for the first quarter 2013 decreased 49.5% to NIS 139 million ($38 million) from NIS 275 million ($75 million) in the first quarter of 2012.

EBITDA for the first quarter of 2013 decreased 33.9% totaling NIS 314 million ($86 million) compared to NIS 475 million ($130 million) in the first quarter of 2012. Netvision's contribution to the EBITDA for the first quarter of 2013 totaled NIS 63 million ($17 million), a slight decrease compared with the first quarter of 2012. EBITDA for the first quarter 2013, as a percent of first quarter revenues, totaled 25%, down from 30% in the first quarter of 2012.

Financing expenses, net for the first quarter of 2013 increased by 27.8% and totaled NIS 46 million ($13 million), compared to NIS 36 million ($10 million) in the first quarter of 2012. The increase resulted mainly from loss on Israeli Consumer Price Index (CPI) hedging transactions in the first quarter of 2013, compared with gain from such transactions in the first quarter of 2012.

Net Income for the first quarter of 2013 totaled NIS 67 million ($18 million), compared to NIS 173 million ($48 million) in the first quarter of 2012, a 61.3% decrease. This decrease is primarily the result of the ongoing erosion in the price of cellular services, as well as the significant decrease in equipment revenues.

Basic earnings per share for the first quarter 2013 totaled NIS 0.67 ($0.18), compared to NIS 1.74 ($0.48) in the first quarter last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of March 2013 the Company had approximately 3.166 million cellular subscribers. During the first quarter of 2013 the Company's cellular subscriber base decreased by approximately 33,000 net cellular subscribers, all of them pre-paid subscribers.

Cellular Churn Rate for the first quarter 2013 totaled to 9.4%, compared to 6.3% in the first quarter of 2012. The cellular churn rate was primarily affected by the intensified competition in the cellular market, especially following the entry of the new operators to the cellular market during the second quarter of 2012.

Average monthly cellular Minutes of Use per subscriber ("MOU") for the first quarter 2013 totaled 432 minutes, compared to 365 minutes in the first quarter of 2012, an increase of 18.4%. The increase in MOU primarily resulted from subscribers' transition to marketing plans, which include unlimited air time minutes.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter 2013 totaled NIS 75.9 ($20.8), compared to NIS 90.5 ($24.8) in the first quarter of 2012. The decrease in ARPU resulted, among others, from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2013, increased by 16.7% to NIS 168 million ($46 million), compared to NIS 144 million ($39 million) in the first quarter of 2012. The increase in free cash flow was mainly due to a decrease in payments for acquisition of fixed assets and a decrease in payments to vendors for cellular handset purchases, as a result of the decrease in sales of such handsets. These decreases were partially offset by a decrease in proceeds from customers due to the decrease in revenues in the first quarter of 2013 compared with the first quarter of 2012, resulting from the intensified competition in the cellular market.

Total Equity

Total Equity as of March 31, 2013 amounted to NIS 565 million ($155 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the first quarter of 2013, the Company invested NIS 82 million ($22 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 188 million ($52 million) in the first quarter of 2012. The decrease resulted mainly from an extensive investment in the upgrade of the Company's UMTS and transmission networks during the first quarter of last year.

Dividend

On May 13, 2013, the Company's board of directors decided not to declare a cash dividend for the first quarter of 2013. In making its decision, the board of directors considered the Company's dividend policy and business status and determined, that given the continued intensified competition and substantial changes in pricing and their continued current and expected adverse effect on the Company's results of operations, the Company should wait for the competitive situation to clarify, to strengthen the Company's balance sheet and not distribute a dividend at this time. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of March 31, 2013, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2013 and subsequent to the end of the reporting period

End User Equipment Agreement

In May 2013, the Company entered an additional agreement with Apple Distribution International, for the purchase and distribution of  iPhone products in Israel, following the lapse of the previous agreement term for the purchase and distribution of iPhone products in Israel, in the agreement executed in 2009. Under the terms of the new agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which is expected to represent a significant portion of the Company's expected cellular phones purchase amount over that period. The total amount of the purchases will depend on the iPhone products purchase price at the time of purchase.

Changes in Management – Netvision Vice President of Sales and Service

In April 2013, following a unification of the Sales and Service division and Netvision Sales and Service division, Ms. Liat Straus concluded her service as Netvision VP of Sales and Service. Mr. Amos Maor, VP of Sales and Service is responsible for the unified division as of that time.

Primary Organization of Employees

In April 2013, the Group received a notice from the Histadrut, an Israeli labor union, of a primary organization of Cellcom Israel and Netvision's employees under a labor union. To date, no notification was received of the joining of the required minimum number of employees for the organization to be recognized as a representing labor union.

Conference Call Details

The Company will be hosting a conference call on Monday, May 13, 2013 at 9:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 652 8972	UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0692	International Dial-in Number: +972 3 918 0692

at: 9:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.166 million subscribers (as at March 31, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2012.
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)\US$ exchange rate of NIS 3.648 = US$ 1 as published by the Bank of Israel for March 31, 2013.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See the reconciliation note in this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	588	846	232	1,414
Current investments, including derivatives	902	492	135	493
Trade receivables	1,868	1,828	501	1,856
Other receivables	110	83	23	67
Inventory	163	118	32	112

Total current assets	3,631	3,367	923	3,942

Trade and other receivables	1,419	1,119	307	1,219
Property, plant and equipment, net	2,155	2,023	554	2,077
Intangible assets, net	1,643	1,482	406	1,515
Deferred tax assets	37	32	9	34

Total non- current assets	5,254	4,656	1,276	4,845

Total assets	8,885	8,023	2,199	8,787

Liabilities
Short term credit and current maturities of long term loans and debentures	752	1,087	298	1,129
Trade payables and accrued expenses	930	676	185	827
Current tax liabilities	84	75	21	87
Provisions	149	178	49	175
Other payables, including derivatives	471	386	106	492
Dividend declared	72	-	-	-

Total current liabilities	2,458	2,402	659	2,710

Long-term loans from banks	19	10	3	10
Debentures	5,879	4,845	1,328	5,368
Provisions	21	20	5	21
Other long-term liabilities	46	20	5	21
Liability for employee rights upon retirement, net	15	16	4	12
Deferred tax liabilities	165	145	40	145

Total non- current liabilities	6,145	5,056	1,385	5,577

Total liabilities	8,603	7,458	2,044	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	-	(17)	(5)	(12)
Retained earnings	277	579	159	509

Non-controlling interest	4	2	1	2

Total equity	282	565	155	500

Total liabilities and equity	8,885	8,023	2,199	8,787

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Revenues	1,585	1,258	345	5,938
Cost of revenues	(899)	(784)	(215)	(3,463)

Gross profit	686	474	130	2,475

Selling and marketing expenses	(236)	(181)	(50)	(865)
General and administrative expenses	(172)	(153)	(42)	(629)
Other income (expenses), net	(3)	(1)	-	4

Operating profit	275	139	38	985

Financing income	45	41	11	181
Financing expenses	(81)	(87)	(24)	(440)
Financing expenses, net	(36)	(46)	(13)	(259)

Profit before taxes on income	239	93	25	726

Taxes on income	(66)	(26)	(7)	(195)
Profit for the period	173	67	18	531
Attributable to:
Owners of the Company	173	67	18	530
Non-controlling interests	-	-	-	1
Profit for the period	173	67	18	531

Earnings per share
Basic earnings per share (in NIS)	1.74	0.67	0.18	5.34

Diluted earnings per share (in NIS)	1.74	0.67	0.18	5.33

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	173	67	18	531
Adjustments for:
Depreciation and amortization	196	171	47	765
Share based payments	1	3	1	7
Loss on sale of property, plant and equipment	1	1	-	2
Gain on sale of shares in an associate	-	-	-	(6)
Income tax expense	66	26	7	195
Financing expenses, net	36	46	13	259
Other expenses	1	-	-	2

Changes in operating assets and liabilities:
Change in inventory	7	(7)	(2)	52
Change in trade receivables (including long-term amounts)	(58)	150	41	183
Change in other receivables (including long-term amounts)	(18)	(20)	(5)	6
Change in trade payables, accrued expenses and provisions	(69)	(112)	(31)	(89)
Change in other liabilities (including long-term amounts)	19	(11)	(3)	(92)
Proceeds from (payments for) derivative hedging contracts, net	3	(1)	-	20
Income tax paid	(55)	(35)	(10)	(209)
Income tax received	-	-	-	15
Net cash from operating activities	303	278	76	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(88)	(24)	(457)
Acquisition of intangible assets	(27)	(26)	(7)	(97)
Change in current investments, net	(621)	(4)	(1)	(212)
Proceeds from (payments for) other derivative contracts, net	2	(3)	(1)	9
Proceeds from sale of property, plant and equipment	-	5	1	7
Interest received	2	11	3	35
Proceeds from sale of shares in a consolidated company	-	-	-	7
Loan to equity accounted investee	(1)	-	-	-
Net cash used in investing activities	(780)	(105)	(29)	(708)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(1)	-	-	(12)
Repayment of long term loans from banks	-	-	-	(16)
Repayment of debentures	(479)	(561)	(154)	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	992
Dividend paid	(189)	-	-	(391)
Interest paid	(181)	(180)	(49)	(352)

Net cash from (used in) financing activities	142	(741)	(203)	(439)

Cash balance presented under assets held for sale	3	-	-	-

Changes in cash and cash equivalents	(332)	(568)	(156)	494

Cash and cash equivalents as at the beginning of the period	920	1,414	388	920

Cash and cash equivalents as at the end of the period	588	846	232	1,414

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2012 NIS millions	2013 NIS millions	Convenience translation into US dollar 2013 US$ millions	2012 NIS millions
Profit for the period	173	67	18	531
Taxes on income	66	26	7	195
Financing income	(45)	(41)	(11)	(181)
Financing expenses	81	87	24	440
Other expenses (income)	3	1	-	(4)
Depreciation and amortization	196	171	47	765
Share based payments	1	3	1	7
EBITDA	475	314	86	1,753

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2012 NIS millions	2013 NIS millions	Convenience translation into US dollar 2013 US$ millions	2012 NIS millions
Cash flows from operating activities	303	278	76	1,641
Cash flows from investing activities	(780)	(105)	(29)	(708)
Short-term Investment in (sale of) tradable debentures and deposits (*)	621	(5)	(1)	197
Free cash flow	144	168	46	1,130

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2012	Q2-2012	Q3-2012	Q4-2012	Q1-2013	FY-2011	FY-2012

Cellcom service revenues	945	942	902	828	758	4,420	3,617
Netvision service revenues	258	258	276	260	254	365	1,052

Cellcom equipment revenues	382	297	285	310	256	1,712	1,274
Netvision equipment revenues	17	19	15	31	17	35	82

Consolidation adjustments	(17)	(18)	(30)	(22)	(27)	(26)	(87)
Total revenues	1,585	1,498	1,448	1,407	1,258	6,506	5,938

Cellcom EBITDA	410	399	355	306	251	2,084	1,470
Netvision EBITDA	65	75	75	68	63	83	283
Total EBITDA	475	474	430	374	314	2,167	1,753

Operating profit	275	282	239	189	139	1,422	985
Financing expenses, net	36	117	64	42	46	293	259
Profit for the period	173	121	124	113	67	825	531

Free cash flow	144	284	414	288	168	937	1,130

Cellular subscribers at the end of period (in 000's)	3,362	3,333	3,338	* 3,199	3,166	3,349	3,199
Monthly cellular ARPU (in NIS)	90.5	90.3	86.7	82.4	75.9	106	87.5
Average monthly cellular MOU (in minutes)	365	375	399	428	432	346	390
Churn rate for cellular subscribers (%)	6.3%	8.1%	8.6%	8.7%	9.4%	25.1%	31.5%

* After removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2013

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2013					As of 12.05.2013		Interest Rate(fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 *02/01/06 *05/01/06 *10/01/06 *31/05/06	925.102	740.081	875.855	10.810	886.665	967.065	740.081	877.601	5.30%	05.01.13	05.01.17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 *03/02/08 *06/04/09 *30/03/11 *18/08/11	2,423.075	2,423.075	2,797.870	108.609	2,906.478	3,160.417	2,423.075	2,803.449	5.19%	01.07.13	01.07.17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 *30/03/11 *18/08/11	1,798.962	1,199.308	1,199.308	17.456	1,216.764	1,288.777	1,199.308	1,199.308	6.25%	05.01.12	05.01.17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4) (5) **	20/03/12	714.802	714.802	725.218	7.347	732.565	807.941	714.802	726.665	4.35%	05.01.17	05.01.20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4) (5)	20/03/12	285.198	285.198	285.198	4.559	289.757	321.133	285.198	285.198	6.74%	05.01.17	05.01.19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
Total		6,147.139	5,362.464	5,883.449	148.780	6,032.230	6,545.333	5,362.464	5,892.221

Comments:
(1) In the reported period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F and G financial covenants  - as of March 31, 2013  the net leverage (net debt to EBITDA ratio- see definition in the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf prospectus") was 2.9. In the reported period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding series F and G debentures in which the payments are semi annual. (4) Regarding Debenture series  B, F and G- the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F and G - the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2012 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service – Shelf prospectus").
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2013 (cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.03.2013(1)	Rating as of 12.05.2013	Rating assigned upon issuance of the Series	Recent date of rating as of 12.05.2013	Additional ratings between original issuance and the recent date of rating as of 12.05.2013 (2)
Rating
B	S&P Maalot	AA-	AA-	AA-	11/2012	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
D	S&P Maalot	AA-	AA-	AA-	11/2012	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA-, AA,AA- (2)
E	S&P Maalot	AA-	AA-	AA	11/2012	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012	AA,AA- (2)
F	S&P Maalot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)
G	S&P Maalot	AA-	AA-	AA	11/2012	5/2012, 11/2012	AA,AA- (2)

(1)	In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”.
(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated November 4, 2012.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2013

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	735,651	290,049	-	-	-	303,275
Second year	735,651	290,049	-	-	-	246,739
Third year	735,651	290,049	-	-	-	190,204
Fourth year	805,839	346,884	-	-	-	133,804
Fifth year and on	1,160,531	227,342	-	-	-	103,473
Total	4,173,322	1,444,372	-	-	-	977,495

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	735,651	290,049	-	-	-	303,275
Second year	735,651	290,049	-	-	-	246,739
Third year	735,651	290,049	-	-	-	190,204
Fourth year	805,839	346,884	-	-	-	133,804
Fifth year and on	1,160,531	227,342	-	-	-	103,473
Total	4,173,322	1,444,372	-	-	-	977,495

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2013 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	8,681	-	-	-	949
Second year	-	5,041	-	-	-	452
Third year	-	5,041	-	-	-	150
Fourth year	-	4	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	18,767	-	-	-	1,550

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	12	-	-	-	3
Second year	-	12	-	-	-	2
Third year	-	12	-	-	-	1
Fourth year	-	12	-	-	-	1
Fifth year and on	-	-	-	-	-	-
Total	-	46	-	-	-	7

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	42,887	9,767	-	-	-	14,078
Second year	42,887	9,767	-	-	-	11,228
Third year	42,887	9,767	-	-	-	8,378
Fourth year	45,221	9,971	-	-	-	5,532
Fifth year and on	51,740	817	-	-	-	3,498
Total	225,622	40,088	-	-	-	42,714

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2013 (cont.)

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2013 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2013

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	588	846	232	1,414
Current investments, including derivatives	902	492	135	493
Trade receivables	1,868	1,828	501	1,856
Other receivables	110	83	23	67
Inventory	163	118	32	112

Total current assets	3,631	3,367	923	3,942

Trade and other receivables	1,419	1,119	307	1,219
Property, plant and equipment, net	2,155	2,023	554	2,077
Intangible assets, net	1,643	1,482	406	1,515
Deferred tax assets	37	32	9	34

Total non- current assets	5,254	4,656	1,276	4,845
				.
Total assets	8,885	8,023	2,199	8,787

Liabilities
Short term credit and current maturities of long term loans and debentures	752	1,087	298	1,129
Trade payables and accrued expenses	930	676	185	827
Current tax liabilities	84	75	21	87
Provisions	149	178	49	175
Other payables, including derivatives	471	386	106	492
Dividend declared	72	-	-	-

Total current liabilities	2,458	2,402	659	2,710

Long-term loans from banks	19	10	3	10
Debentures	5,879	4,845	1,328	5,368
Provisions	21	20	5	21
Other long-term liabilities	46	20	5	21
Liability for employee rights upon retirement, net	15	16	4	12
Deferred tax liabilities	165	145	40	145

Total non- current liabilities	6,145	5,056	1,385	5,577

Total liabilities	8,603	7,458	2,044	8,287

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	-	(17)	(5)	(12)
Retained earnings	277	579	159	509

Non-controlling interest	4	2	1	2

Total equity	282	565	155	500

Total liabilities and equity	8,885	8,023	2,199	8,787

Date of approval of the condensed consolidated financial statements: May 13, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,585	1,258	345	5,938
Cost of revenues	(899)	(784)	(215)	(3,463)

Gross profit	686	474	130	2,475

Selling and marketing expenses	(236)	(181)	(50)	(865)
General and administrative expenses	(172)	(153)	(42)	(629)
Other income (expenses), net	(3)	(1)	-	4

Operating profit	275	139	38	985

Financing income	45	41	11	181
Financing expenses	(81)	(87)	(24)	(440)
Financing expenses, net	(36)	(46)	(13)	(259)

Profit before taxes on income	239	93	25	726

Taxes on income	(66)	(26)	(7)	(195)
Profit for the period	173	67	18	531
Attributable to:
Owners of the Company	173	67	18	530
Non-controlling interests	-	-	-	1
Profit for the period	173	67	18	531

Earnings per share
Basic earnings per share (in NIS)	1.74	0.67	0.18	5.34

Diluted earnings per share (in NIS)	1.74	0.67	0.18	5.33

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		(Note 2D)	Year ended December 31,
			Three-month period ended March 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	173	67	18	531
Other comprehensive income
Changes in fair value of cash flow hedges transferred to profit or loss	(1)	1	-	(18)
Changes in fair value of cash flow hedges	(8)	(8)	(2)	(7)
Actuarial losses on defined benefit plan	-	-	-	(1)
Tax benefit on other comprehensive income	2	2	-	6
Other comprehensive loss for the period, net of tax	(7)	(5)	(2)	(20)
Total comprehensive income for the period	166	62	16	511
Total comprehensive income attributable to:
Owners of the Company	166	62	16	510
Non-controlling interests	-	-	-	1
Total comprehensive income for the period	166	62	16	511

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2013 (Unaudited)

Balance as of January 1, 2013
(Audited)	1	(12)	509	498	2	500	138
Comprehensive income for the period
Profit for the period	-	-	67	67	-	67	18
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(5)	-	(5)	-	(5)	(2)
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Balance as of March 31, 2013 (Unaudited)	1	(17)	579	563	2	565	155

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2012 (Unaudited)

Balance as of January 1, 2012 (Audited)	1	7	175	183	4	187	51
Comprehensive income for the period
Profit for the period	-	-	173	173	-	173	48
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(7)	-	(7)	-	(7)	(2)
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Dividend declared	-	-	(72)	(72)	-	(72)	(20)
Balance as of March 31, 2012 (Unaudited)	1	-	277	278	4	282	77

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2012 (Audited)

Balance as of January 1, 2012 (Audited)	1	7	175	183	4	187	51
Comprehensive income for the year
Profit for the year	-	-	530	530	1	531	145
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(19)	-	(19)	-	(19)	(5)
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Dividend paid in cash	-	-	(202)	(202)	-	(202)	(55)
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(3)	(3)	(1)
Balance as of December 31, 2012 (Audited)	1	(12)	509	498	2	500	137

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	173	67	18	531
Adjustments for:
Depreciation and amortization	196	171	47	765
Share based payments	1	3	1	7
Loss on sale of property, plant and equipment	1	1	-	2
Gain on sale of shares in an associate	-	-	-	(6)
Income tax expense	66	26	7	195
Financing expenses, net	36	46	13	259
Other expenses	1	-	-	2

Changes in operating assets and liabilities:
Change in inventory	7	(7)	(2)	52
Change in trade receivables (including long-term amounts)	(58)	150	41	183
Change in other receivables (including long-term amounts)	(18)	(20)	(5)	6
Change in trade payables, accrued expenses and provisions	(69)	(112)	(31)	(89)
Change in other liabilities (including long-term amounts)	19	(11)	(3)	(92)
Proceeds from (payments for) derivative hedging contracts, net	3	(1)	-	20
Income tax paid	(55)	(35)	(10)	(209)
Income tax received	-	-	-	15
Net cash from operating activities	303	278	76	1,641

Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(88)	(24)	(457)
Acquisition of intangible assets	(27)	(26)	(7)	(97)
Change in current investments, net	(621)	(4)	(1)	(212)
Proceeds from (payments for) other derivative contracts, net	2	(3)	(1)	9
Proceeds from sale of property, plant and equipment	-	5	1	7
Interest received	2	11	3	35
Proceeds from sale of shares in a consolidated company	-	-	-	7
Loan to equity accounted investee	(1)	-	-	-
Net cash used in investing activities	(780)	(105)	(29)	(708)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three-month period ended March 31,	Year ended December 31,
	2012	2013	2013	2012
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(1)	-	-	(12)
Repayment of long term loans from banks	-	-	-	(16)
Repayment of debentures	(479)	(561)	(154)	(660)
Proceeds from issuance of debentures, net of issuance costs	992	-	-	992
Dividend paid	(189)	-	-	(391)
Interest paid	(181)	(180)	(49)	(352)

Net cash from (used in) financing activities	142	(741)	(203)	(439)

Cash balance presented under assets held for sale	3	-	-	-

Changes in cash and cash equivalents	(332)	(568)	(156)	494

Cash and cash equivalents as at the beginning of the period	920	1,414	388	920

Cash and cash equivalents as at the end of the period	588	846	232	1,414

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2013, comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2012 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2013.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, inventory is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the period ended March 31, 2013, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2013 (NIS 3.648 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$		Consumer Price Index (points)*
As of March 31, 2013	3.648		219.42
As of March 31, 2012	3.715		216.27
As of December 31, 2012	3.733		219.39

Increase (decrease) during the period:

Three months ended March 31, 2013	(2.3%	)	0.01%
Three months ended March 31, 2012	(2.8%	)	-
Year ended December 31, 2012	(2.3%	)	1.44%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

Application of new standards for the first time

As from January 1, 2013, the Group applies the new standards and amendments detailed below:

a.	IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

According to IFRS 10, de facto circumstances are to be considered when assessing control, which means that the existence of effective control over an investee will require consolidation. In addition, when assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable.

Application of the standard did not have a material effect on the financial statements.

b.	IFRS 13, Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance that currently appears in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. Nevertheless, IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs. IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. When measuring the fair value of a liability, the effect of the entity’s own credit risk must be taken into account.

IFRS 13 is applicable prospectively for annual periods beginning on January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Application of the standard did not have a material effect on the financial statements. Similarly on publication of the standard the disclosure requirements regarding fair value of financial instruments in interim financial statements were expanded. The standard’s requirements were included in these financial statements as part of Note 6, regarding financial instruments.

c.	Amendment to IAS 19, Employee Benefits

The amendment to IAS 19 introduces a number of changes to the accounting treatment of employee benefits, including the recognition of all actuarial gains and losses immediately through other comprehensive income. Furthermore, the interest that is recognized in profit or loss will be calculated on the balance of the net defined benefit liability (asset), according to the discount rate that is used to measure the liability. In addition, employee benefits will be classified as short or long term depending on when the entity expects the benefits to be wholly settled.

Application of the amendment did not have a material effect on the financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the Group's annual financial statements in Note 3 regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Three-month period ended March 31, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	999	259	-	1,258
Inter-segment revenues	15	12	(27)	-

EBITDA*	251	63	-	314
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(21)	(10)	5	(26)
Financing income				41
Financing expenses				(87)
Other expenses				(1)
Share based payments				(3)

Profit for the period	54	27	(14)	67

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended March 31, 2012
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	1,321	264	-	1,585
Inter-segment revenues	6	11	(17)	-

EBITDA*	410	65	-	475
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(144)	(27)	(25)	(196)
Taxes on income	(62)	(11)	7	(66)
Financing income				45
Financing expenses				(81)
Other expenses				(3)
Share based payments				(1)

Profit for the period	166	25	(18)	173

	Year ended December 31, 2012
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	4,861	1,077	-	5,938
Inter-segment revenues	30	57	(87)	-

EBITDA*	1,470	283	-	1,753

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(554)	(107)	(104)	(765)
Taxes on income	(190)	(31)	26	(195)
Financing income				181
Financing expenses				(440)
Other income				4
Share based payments				(7)

Profit for the year	464	145	(78)	531

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

*
EBITDA as reviewed by the CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Share-based payments

In March 2013, the Company's board of directors resolved to grant 75,000 options to a certain senior employee, at an exercise price of US$ 7.58 per share. The options granted will be vested in 2 equal installments on each of the first and second anniversary of the date of the board's decision. The options of the first installment may be exercised within 24 months from their vesting and the second installment may be exercised with 18 month from their vesting. The fair value of share options granted was calculated at an average of US$ 1.51 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.23%, expected weighted average life - two years, expected volatility - 40.95% and share price at grant date - US$ 7.20.

Note 6 - Financial Instruments

Fair value

(1)	Fair value as compared to book value

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, derivatives, short-term credit and loans and trade and other payables, are equal or approximate to their fair value.

The fair values of the remaining financial assets and liabilities and their book values as presented in the statement of financial position are as follows:

	March 31, 2013
	Book value	Fair value
	NIS millions
Debentures including current maturities and accrued interest	(6,073)	(6,545)

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical instruments.
Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3:	inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

	March 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	490	-	-	490
Long-term receivables	-	44	-	44
Derivatives	-	2	-	2
Total assets	490	46	-	536
Financial liabilities at fair value through profit or loss
Derivatives	-	(40)	-	(40)
Total liabilities	-	(40)	-	(40)

There have been no transfers during the period between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Note 7 - Commitments

In May 2013, after the end of the reporting period, the Company entered an additional agreement with Apple Distribution International, for the purchase and distribution of iPhone products in Israel, following the lapse of the previous agreement term for the purchase and distribution of iPhone products in Israel, in the agreement executed in 2009. Under the terms of the new agreement, the Company has committed to purchase a minimum quantity of iPhone products over a period of three years, which is expected to represent a significant portion of the Company's expected cellular phones purchase amount over that period. The total amount of the purchases will depend on the iPhone products purchase price at the time of purchase.

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to NIS 66 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the Group's annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, four purported class actions for a total sum of approximately NIS 330 million (all of them were included in Note 29(1) to the annual financial statements), were filed against the Group. At this early stage it is not possible to assess their chances of success.

In one purported class action in an amount estimated by the plaintiffs to be approximately NIS 170 million, a request for withdrawal was filed with the court by the plaintiffs but the procedure is still pending.

During the reporting period, five purported class actions for a total sum of approximately NIS 411 million were dismissed (of which two, for the total sum of approximately NIS 186 million were included in Note 29(1) to the annual financial statements).

After the end of the reporting period, three purported class actions against the Group in the sum of approximately NIS 217 million, were dismissed without prejudice and one purported class action against the Group, in the sum of approximately NIS 16.5 million, was dismissed with prejudice.

Other claims

During the reporting period, a lawsuit has been filed against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, for non-monetary remedies. At this early stage it is not possible to assess its chances of success.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	May 13, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel